EXHIBIT 99.1

Blue Hat Announces Financial Results for the First Half of 2023, Highlighted by 5,657.93% Increase in Revenues to $46.30 million

Xiamen, China – December 22, 2023: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), primarily a company of commodity trading in China, today announced its unaudited financial results for the six months ended June 30, 2023 (“First Half of 2023”).

First Half of 2023 Financial Highlights

•	First Half of 2023 total revenues of US$46.30 million, compared to US$0.80 million in the prior-year period, due to that increased commodity trading.

•	First Half of 2023 gross profit of US$0.08 million, a decreased of 70.87% from US$0.26 million in the prior-year period. This is due to the lower gross profit margin of mass goods due to greater fluctuations in purchasing and selling prices.

•	First Half of 2023 loss from operations of US$4.07 million, an increase of 69.79% from loss from continuing operations of US$2.40 million in the prior-year period.

•	Net loss from continued operation increased 77.52% to US$4.36 million for the First Half of 2023, from US$2.46 million in the prior-year period.

•	Net income from discontinued operation is US$4,894 for the First Half of 2023, comparing with the net loss from discontinued operation of US$3.71 million in the prior-year period.

•	US$0.13 million in cash and cash equivalents as of June 30, 2023.

Management Commentary

The COVID-19 outbreak since early 2020 has had a negative impact on the global economy and our financial performance has been negatively impacted. Mr. Xiaodong Chen, CEO of Blue Hat, stated, “In order to cope with the current situation of the economy environment, some adjustments have been made to the Company’s business, and the Company has suspended the AR Immersive Course (ARIC), game and communication business, which were severely affected by the COVID-19 pandemic. The Company has been focusing on the commodity supply chain, commodity trading platform project and increasing the breadth of the Company’s business. At the same time, the Company has increased the investment and development in some new projects, which will provide more catalyst for the future development of the Company, to grow the Company steadily and maximize the value for the shareholders.”

Recent Operating Highlights

•	On March 31, 2023, Blue Hat closed a private placement of 4,000,000 ordinary shares, par value $0.01 per share (referred to hereinafter as the “ordinary shares”) at a price of $0.70 per share to one purchaser and its designated persons without a broker. The aggregate gross proceeds to the Company is approximately $2.80 million.

•	On May 23, 2023, the Company entered into a Consulting Service Agreement with Wei Deng (the “Consultant”). In consideration of the services to be provided by the Consultant to the Company for one year, the Company issued a total of 500,000 restricted shares of the Company ordinary shares at a price of $1.03 per share.

•	On June 8, 2023, Fujian Blue Hat Interactive Entertainment Technology Ltd., Fuzhou CSFCTECH Co. Ltd., Fujian Roar Game Technology Co. Ltd. and Fuzhou UC71 Co., Ltd. were deconsolidated from the Company as a result of the termination of the VIE agreements.

First Half of 2023 Results

Total revenues were US$46.30 million for the First Half of 2023, an increase of US$45.50 million, or 5,657.93%, compared to US$0.80 million in the prior-year period. It was due to the increase of commodity trading.

Revenues from sales of commodity trading were US$45.94 million for the First Half of 2023, compared to nil in the prior-year period.

Revenues from sales of information service were US$0.37 million for the First Half of 2023, compared to US$0.66 million in the prior-year period.

Revenues from sales of interactive toys (animation series) were nil for the for the First Half of 2023, compared to US$7,146 in the prior-year period.

Revenues from sales of interactive toys (game series) were nil for the First Half of 2023, compared to US$0.14 million in the prior-year period.

Gross profit decreased 70.87% to US$0.08 million for the First Half of 2023, from US$0.26 million in the prior-year period.

Total gross margin was 0.16% for the First Half of 2023, compared to 32.28% in the prior-year period.

Total operating expenses increased by US$1.49 million for the First Half of 2023, from US$2.65 million in the prior-year period, primarily as a result of increased bad debt expenses in the first half of 2023.

Loss from operations increased 69.79% to loss from operations of US$4.07 million for the First Half of 2023, from US$2.40 million in the prior-year period.

Net loss from continued operation increased 77.52% to net loss from continued operation of US$4.36 million for the First Half of 2023, from US$2.46 million in the prior-year period.

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Net income (loss) from discontinued operation increased 100.13% to net income from discontinued operation of US$4,894 for the First Half of 2023, from net loss from discontinued operation of US$3.71 million in the prior-year period.

Basic loss per share from continued operation were US$0.36 for the First Half of 2023, compared to US$0.41 in the prior-year period.

Basic loss per share from discontinued operation were nil for the First Half of 2023, compared to US$0.46 in the prior-year period.

Balance Sheet Highlights

As of June 30, 2023, Blue Hat had cash and cash equivalents of US$0.13 million, working capital of US$4.86 million and total shareholders’ equity (excluding the non-controlling interest) of US$11.89 million, compared to cash and cash equivalents of US$0.07 million, working capital of US$4.12 million and total shareholders’ equity (excluding the non-controlling interest) of US$12.11 million, respectively, as of December 31, 2022.

During the First Half of 2023, the Company completed a private placement by issuing 4 million restrictive ordinary shares. Separate from the above transaction, the Company paid consulting services by issuing 0.5 million restrictive ordinary shares.

About Blue Hat

Blue Hat was formerly a provider of communication services and IDC business, as well as a producer, developer, and operator of AR interactive entertainment games, toys, and educational materials in China. Leveraging years of technological accumulation and unique patented technology, Blue Hat is expanding its business to commodity trading, aiming to become a leading intelligent commodity trader worldwide. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in its forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
ASSETS	2023	2022
		(Audited)
Current assets:
Cash and cash equivalents	$133,150	$69,273
Restricted cash	—	1,129
Accounts receivable, net	8,911,899	9,170,996
Other receivables, net	3,472,252	4,704,455
Other receivables - related party	1,365,938	1,427,829
Prepayments, net	1,865,330	117,587
Assets related to discontinued operation	7,747,405	6,040,801
Total current assets	23,495,974	21,532,070

Property and equipment, net	3,681,038	3,817,015

Other assets:
Prepayments	2,437,065	2,495,570
Operating lease, right-of-use asset	39,128	40,596
Intangible assets, net	1,240,556	1,368,424
Long-term investments	1,660,716	1,722,999
Assets related to discontinued operation	2,571,202	3,300,184
Total other assets	7,948,667	8,927,773
Total assets	$35,125,679	$34,276,858

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans - banks	$447,588	$473,825
Accounts payable	437,063	324,991
Other payables and accrued liabilities	9,095,955	9,014,057
Other payables - related party	85,031	22,643
Operating lease liabilities - current	10,850	11,261
Customer deposits	3,375	19,629
Taxes payable	788,575	841,334
Liability related to discontinued operation	7,772,308	6,700,468
Total current liabilities	18,640,745	17,408,208

Other liabilities:
Operating lease liability	29,919	31,041
Convertible bonds payable	1,164,317	1,393,499
Long term payable -related party y	974,471	914,771
Total other liabilities	2,168,707	2,339,311
Total liabilities	20,809,452	19,747,519

COMMITMENTS AND CONTINGENCIES
Shareholders’ equity
Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 14,598,583 shares issued and outstanding as of June 30, 2023, and 9,894,734 shares issued and outstanding as of December 31, 2022	145,986	98,947
Additional paid-in capital	48,768,815	44,145,826
Statutory reserves	2,143,252	2,143,252
Retained earnings	(39,481,333)	(35,113,598)
Accumulated other comprehensive income	310,028	834,513
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	11,886,748	12,108,940
Non-controlling interests	2,429,479	2,420,399
Total equity	14,316,227	14,529,339
Total liabilities and shareholders’ equity	$35,125,679	$34,276,858

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2023	2022
Revenues	$46,304,236	$804,182
Cost of revenue	46,228,625	544,622
Gross profit	75,611	259,560

Operating expenses:
Selling	3,922	143,899
General and administrative	2,865,496	1,069,647
Research and development	1,273,215	1,441,273
Total operating expenses	4,142,633	2,654,819

Loss from operations	(4,067,022)	(2,395,259)

Other income (expense)
Interest income	5	200
Interest expense	(291,703)	(17,356)
Other finance expenses	(11,099)	(6,121)
Other income, net	6,386	5,723
Total other expense, net	(296,411)	(17,554)

Loss before income taxes	(4,363,433)	(2,412,813)
Provision for income taxes	116	45,289
Loss from Continuing Operations	(4,363,549)	(2,458,102)

Discontinued Operations
Income (loss) from discontinued operations	4,894	(3,707,361)
Less: Net income (loss) attributable to non-controlling interests	9,080	(922,670)
Net Loss attributable to Blue Hat Interactive Entertainment Technology	(4,367,735)	(5,242,793)

Other comprehensive loss
Net loss from continued operations	(4,363,552)	(2,458,102)
Foreign currency translation adjustment - continued operations	(372,369)	(1,019,403)
Comprehensive loss - continued operations	$(4,735,921)	$(3,477,505)

Net income (loss) from discontinued operations	4,894	(3,707,361)
Foreign currency translation adjustment - discontinued operations	(152,116)	51,435
Comprehensive loss - discontinued operations	(147,222)	(3,655,926)
Comprehensive Income (Loss)	(4,883,143)	(7,133,431)
Less: Comprehensive income (loss) attributable to non-controlling interests	9,080	(922,670)
Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	(4,892,223)	(6,210,761)

Weighted average number of ordinary shares
Basic	12,052,427	6,021,612
Diluted	13,333,094	6,947,050

losses per share
Basic loss per share from continued operation	$(0.36)	$(0.41)
Basic loss per share from discontinued operation	—	$(0.46)
Diluted losses per share
Diluted loss per share from continued operation	$(0.33)	$(0.35)
Diluted loss per share from discontinued operation	—	$(0.40)

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